Filed under Rule 433
File No. 333-195496

Final Term Sheet

May 2, 2016

Issuer:	CMS Energy Corporation
Security:	3.00% Senior Notes due 2026
Aggregate Principal Amount Offered:	$300,000,000
Maturity Date:	May 15, 2026
Coupon:	3.00%
Yield to Maturity:	3.044%
Spread to Benchmark Treasury:	+120 basis points
Benchmark Treasury Security:	1.625% due February 15, 2026
Benchmark Treasury Price and Yield:	98-01+; 1.844%
Interest Payment Dates:	May 15 and November 15
First Interest Payment Date:	November 15, 2016
Public Offering Price:	99.622%
Optional Redemption:	Make-whole call at any time prior to February 15, 2026 at the Treasury rate plus 20 basis points and, thereafter, at par
Trade Date:	May 2, 2016
Settlement Date:	May 5, 2016 (T+3)
Expected Ratings:	Baa2 / BBB / BBB (Moody’s / S&P / Fitch)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
Joint Book-Running Managers:	Barclays Capital Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
Co-Managers:	Comerica Securities, Inc.
PNC Capital Markets LLC
CUSIP/ISIN:	125896BQ2 / US125896BQ27

CMS Energy Corporation has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents CMS Energy Corporation has filed with the SEC for more complete information about CMS Energy Corporation and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, CMS Energy Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, Goldman, Sachs & Co. toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at

(212) 834-4533, RBC Capital Markets, LLC toll-free at (866) 375-6829 and Wells Fargo Securities, LLC toll-free at (800) 645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded.  Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.